INVEST IN **WEDFUN APP**

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WedFun is a Netflix type Wedding Lifestyle Streaming Channel combined with a Wedding Planning App.

PITCH VIDEO INVESTOR PANEL



Wedding Ceremony
230 Days
October 10, 2021
Upcoming Tasks
Guest List
Budget
$0.0

wedfun.com Manhattan Beach CA

Technology Entertainment Software App B2C

OVERVIEW DETAILS UPDATES 7 WHAT PEOPLE SAY 8 ASK A QUESTION 7

Highlights

1. Leadership: CEO Marc Conneely founded the Wedding TV Cable Network and was President, MTV China. Serious street cred.
2. Massive market: 65M weddings/year spending $300B. Our 5 year target is only approx 2%, 1.2M subscribers.
3. Partnerships: WedFun was selected as Canva's wedding planning partner and will leverage Canva's 51M monthly users.
4. WedFun TV: WedFun original videos will support and inspire the couple's decision making.
5. Planning App: WedFun's next generation planning app will simplify, organize and streamline choices.
6. WedFun is a community app. The entire guest list can share and communicate through the app and watch all the videos.
7. App Store/Google Play: The first generation WedFun App (check list, guest list, budget, website, inspiration) is live.
8. We believe WedFun will disrupt the market and become the iconic global brand leader for anyone planning a wedding.

Our Team



Marc Conneely President

Founded Wedding TV Cable Network, Voted UK's "Best Specialist TV Channel 2010". Launched MTV worldwide. Grew MTV Europe to 60 million monthly subscribers. President of MTV China. Head of Sky TV Pay Per View Events.

WedFun leverages Mr. Conneely's prior success with the wedding lifestyle entertainment market (Wedding TV Cable Network) and international content distribution (MTV and Sky TV), and advancements in producing high quality digital content at low cost. Further, the market for and acceptance of subscription apps continues to grow at astounding rates.



Patrick Whitfield Chief Finance Officer



Successful startup entrepreneur. Investment banker and capital markets officer. Strategic planning, operations and quantitative analysis expert.



Mathew Satuloff Chief Technical Officer

Enterprise level SaaS architecture expertise. International tech development. Data-driven retail, user experience.

SEE MORE

Pitch


WEDFUN
WEDDING TV & WEDDING PLANNING APP
I SAID YES!

WedFun, the Wedding TV & Wedding Planning App


MARC CONNEELY
Chief Executive
MTV China
President
Sky TV
Head of Pay Per View
Wedding TV Cable Network
Founder
2
WEDFUN

Marc Conneely, President and founder of the WedFun app, brings his illustrious past experience from MTV, Sky TV and Wedding TV to this exciting new all-in-one wedding entertainment and planner app.


THE PROBLEM
01. Wedding planning is stressful.
02. Where's the inspiration?
03. There is so much to do!
✓ Set wedding date
✓ Choose wedding theme
✓ Build guest list
✓ Pick wedding dress
✓ Pick venue
✓ Setup gift registry
✓ Create seating chart
✓ Book honeymoon
✓ Order wedding cake
✓ Book vendors
✓ Manage budget
3
WEDFUN

WedFun app brings the FUN back to wedding planning by reducing the stress of

it with all the tasks in one app.


OUR SOLUTION
The world's first Netflix type Wedding Lifestyle Streaming Channel combined with a Wedding Planning App.
01.
WedFun TV: Entertainment & Inspiration.
WedFun original productions.
02.
WedFun Planning App: Easy to use!
Everything you need in one place.
03.
WedFun Subscription: Affordable for all!
All for $14.99 per month.
WEDFUN

The WedFun App is the worlds first Netflix-style Wedding Lifestyle TV combined with an all-in-one wedding planning app. It's entertainment, aspiration, fun and easy to use at a monthly subscription fee of only $14.99.

The WedFun App Promo sizzle video highlights some of the apps best features, samples of streaming wedding content and more.


Wedfun Promo
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Watch on YouTube


WedFun TV
✓ Original
✓ Infotainment
✓ Aspirational
✓ Short form episodes. 240 yr. 1; 4,000 yr. 5
✓ Each subscriber = 100+ potential viewers
Wedding Dress Designers
Spectacular Venues
Wedding Theme Ideas
Amazing Wedding Cakes
WEDFUN

WedFun TV, a subset of the WedFun wedding app, will have original, infotainment featuring aspirational, short form, episodic content to inspire the couple to aspire for the best wedding ever, theirs.


TV Programming Example
Get Fit For The Dress
The Show (series, 12 episodes x 8 min.)
A fitness guru helps future-bride fit in the dress of their dreams in just six weeks. Then a new group is introduced and the series starts again.


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WEDFUN


TV Programming Example
Dream Honeymoons
of the World
The Show (24 episodes x 6 minutes)
Find your dream getaway as we visit the world's most upscale resorts. Pure luxury and indulgence.
We'll see everything from the spas, to the restaurants, to the honeymoon suites.
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WEDFUN

We have sample content already developed such as “Get Fit for the Dress,” “Dream Honeymoons of the World,” and "Budgeting Can Be Fun," just to name a few. The content will be fresh, new, follow trends and always seek to inspire our brides/couples to reach for the most aspirational wedding ever while also having FUN!


WedFun Screens
Guest List
WEDFUN
Join the fun!
Girls Night
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WEDFUN

Sample Tips & Tricks Videos you can watch to get a flavor for our dynamic content are below:

“How to Plan Your Wedding, Top 5 Tips” video content delivers easy to follow tips and tricks and always reminds our brides to have fun!

“WedFun’s How to Find Your Perfect Wedding. Dress: Top 5 Tips”.

“How to Choose Your Wedding Cake: Top 5 Tips”.

WedFun TV will also have "feel good" shows including shows such as "WedFun Top 5 Proposals of the Week" (below) and "WedFun Top 5 Best First Dances".


WedFun's How to Plan Your Wedding: Top 5 Tips
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WEDFUN
Watch on YouTube


Video unavailable
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Video unavailable
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WedFun Top 5 Proposals of the Week

User experience is front and center for our team as we built out the initial wireframes of the App interface and function. Key features and tools within the app will include: Daily count down checklist, website builder, guest list manager, budget pro, video editing/cloud storage, vendor bazaar and a honeymoon planner.


WedFun Planning App
Key Features
Daily Count Down Checklist
Website Builder
Honeymoon Planner
Video Editing / Cloud Storage
Your Wedding
TASKS
FEATURES
TRENDING
VENDORS
Vendor Bazaar
Budget Pro
Guest List + RSVP Manager
WEDFUN


Future Development Prototype
Prototype
WEDFUN
Join the fun!

Meet our brilliant team of experts in their field who are as inspired to create a global iconic brand as we know brides/couples will be to plan the best day of their lives.

Marc Conneely: Head strategist, content distribution extraordinaire, cheerleader!

Allyssa Dikert: Inspiring lifestyle storyteller!

Mat Satuloff: Technology guru!

Simon Withington: Unparalleled producer and indefatigable creator!

Laura Haines: Global product specialist and brand building strategist!

Patrick Whitfield: Bean counter and strategic planner!

Aaron Day: Amazing partnership builder!

Angela Hsu: Award winning retail and tech advisor!


Meet the
WedFun Team
Patrick Whitfield
Chief Financial Officer
Successful startup entrepreneur
Investment Banker, capital markets officer
Strategic planning, operations and analysis
Taryn Andersen
Senior Product Manager
Graphic Design Expert
Start-up design problem solver
Digital Marketing / Software Engineering
Laura Haines
Director - Product Lead
Chief Product Officer at Famous
SaaS user experience expert
Product marketing and engagement specialist
Gina Yoo
Senior Product Manager
Customer experience creator
Product and web site designer
User testing and research
Marc Conneely
Chief Executive
Founded Wedding TV Cable Network
President, MTV China
Sky TV, Head of Pay Per View
Matthew Satuloff
Chief Technology Officer
Founded Wedding TV Cable Network
President, MTV China
Sky TV, Head of Pay Per View
Yuliya Neporent
Senior Technology Manager
Application development expert
Business analyst
Software database developer
Simon Withington
Programming Director
Wedding TV Cable Network producer/director
Extensive wedding content experience
Numerous award winning shows for Sky, BBC, ITV
Allyssa Dickert
Lifestyle Programming Producer
Emmy-nominated multimedia journalist
Creative and innovative visual storyteller
10 years of broadcast TV news experience
Aaron Day
Director
CEO at Famous
Expert at global partnership creation
Specialist in SaaS business development
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WEDFUN


The Market
Tremendous Potential
$25K GLOBAL 2019 AVERAGE WEDDING COST
US $34,000
UK $37,000
JAPAN $31,000
CHINA $14,000
RECESSION RESISTANT INDUSTRY
A NON-PRICE SENSITIVE CONSUMER
65M
weddings a year globally - 200,000 a day
$300B
spent each year globally on weddings (excluding honeymoon and gifts)
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WEDFUN

Competitive Landscape

	WEDFUN	ZOLA	the knot	Joy	WEDDINGWIRE
Wedding TV:	Yes	No	No	No	No
Guest Forum:	Yes	No	No	No	No
Bride Forum:	Yes	No	No	No	Yes
Event Checklist:	Yes	No	No	No	No
Seating Chart AI:	Yes	No	No	No	No
Weather Updates:	Yes	No	No	No	No
Budget Guide:	Yes	No	No	No	Yes

13

WEDFUN

There are lots of wedding tools out there today but none except WedFun have an all-in-one app, PLUS have an entire content library of inspiring and aspirational Netflix-Style content too! We focus on engaged couples, not the vendors or gift registry companies.

Competitive Landscape Where We Shine

	WEDFUN	ZOLA	the knot	Joy	WEDDINGWIRE
Website Builder:	Yes	Yes	Yes	Yes	Yes
Registry:	Yes	Yes	Yes	Yes	Yes
Guest List/RSVP:	Yes	Yes	Yes	Yes	Yes
Checklist:	Yes	Yes	Yes	No	Yes



Vendor Mngmnt:	Yes	No	Yes	No	Yes
Photo Share:	Yes	No	No	Yes	Yes
Boutique:	Yes	Yes	No	No	Yes

18/19
WEDFUN

The research is in: brides are looking for a new way to plan their wedding that simplifies, inspires and brings the fun back to planning.

Key milestones for the WedFun app include the initial app prototype, launch beta app, MVP app launch with core content, breakeven goal at month 29 and exit expected by month 60. These projections cannot be guaranteed.


PARTNERS
• Product Placement
• Brand Awareness
• Natural Extension
Canva
Design Engine: Canva
Technology:
E-commerce/ Registry:
Fashion:
Travel:
Resorts:
WEDFUN
19/21

Core to our strategy is to partner with the best of the best partnerships within product placement, brand awareness and natural extensions, including design engine (Canva), technology, ecommerce and registry, fashion, travel and resorts.


Financials Forecasting
Projected Revenue
$160,000,000
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
$(20,000,000)
1
2
3
4
5
Tot Rev: $14,000 $3M $27M $84M $156M
EBITDA: ($3M) ($5M) $4M $38M $95M
14/15
Year 5 Revenue Forecast
Monthly Subscriptions (83%): $130M
Registry/Vendor Commissions (17%): $ 26M
Total: $156M
Based on only 2% of the 65 million annual global weddings.
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WEDFUN

WedFun forecasts a 5-year revenue of roughly $156M based on a conservative 2% of 65 million annual global wedding market (not guaranteed).


WedFun Summary
1. Brand - WedFun will be the global brand leader for anyone planning a wedding
2. Expertise - no-one has the worldwide experience of the WedFun team
3. Concept - World's first Wedding Lifestyle Streaming Channel and Planning App
4. Tech - with in-house engineers and partners like Canva, WedFun always be cutting-edge
5. Profit - with only 1.2M subscribers, 2% of the annual 65M global weddings
6. Exit - the profitable and scalable WedFun will have many suiters:
• Multinational - Blackstone paid $2 billion cash for Bumble in 2020
• Ecommerce - ideal for Amazon, Alibaba, Rakuten, Jingdong
• Lifestyle - LVMH paid $16 billion for Tiffany's
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WEDFUN

In summary, we have expert leadership from our President Marc Conneely, a game changing wedding lifestyle streaming channel and planning app, trend-leading partnerships, a massive 65 million user marketing opportunity, strong and also conservative financial forecast backing up the WedFun App! WedFun

and also conservative financial forecast backing up the WedFun App! WedFun will become the iconic global brand leader for anyone planning a wedding!

WedFun FAQs and Questions

How far along are you? What's your biggest obstacle?

On February 14, 2021, we released the beta version of the functional portion of the app. This includes event building modules (a wedding is a series of different, but related, events - such as reception, rehearsal dinner, ceremony, etc.), guest list builder and RSVP tracker, custom wedding website, budget, inspiration wall. We have created several wedding lifestyle videos as examples to demonstrate how the videos will entertain and support the decision making process. The next steps are to enhance the app with greatly improved UI/UX, more functions, ecommerce/boutique, gift registry and vendor options and packages. Additionally, we need to create 20 to 30 original videos and begin marketing to create sufficient traction and proof of concept.

The biggest obstacle is that we have created about as much as we can with equity and part time staff and need this pre-seed funding to hire the talent necessary to complete and market the MVP.

Who competes with you? What do you understand that they don't?

There is no combined Wedding Planning App and Wedding TV in the US or globally. Gift registry apps with planning capabilities exist. Wedding Wire and The Knot have an estimated combined 9.3M users/month. Zola and With Joy have an estimated 2.7M and 840,000 users, respectively. Pinterest, Instagram, Facebook, YouTube and Twitter are sources for pictures and videos about wedding ideas but are highly fragmented with no dedicated wedding channels.

We understand that content/entertainment and user experience are king. WedFun is built to help the couple make all their wedding decisions, track their budget, create a viral community, communicate with their guests, manage their vendors, etc. Our competitors were built to sell gift registry and products, not solve problems and help in decision making. Further, from a content creation and delivery perspective, WedFun has unparalleled strategic advantage over anyone in the wedding planning space.

How will you make money?

The WedFun App will be sold as a monthly $14.99 subscription, with no ads, to future couples (average engagement period is 14 months). Multiple incremental revenue streams include gift registry, e-commerce and vendor commissions, product placement, video content sales, endemic advertising, customer analytic sales, wedding day photo/video storage. WedFun is projected to grow to $160 million in revenue, at a 61% profit margin, on less than 2% of the 65 million annual weddings worldwide These projections are not guaranteed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Risk #1: We are unable to explain the value proposition of WedFun's best-in-class planning app and video content community platform, and no one wants to pay for a WedFun subscription.

Our research through Qualtrics/SAP indicated that 71% of the respondents would pay $14.99 per month for WedFun. In the event we are unable to explain the value proposition, we will migrate to a freemium model and focus on gift registry and vendor commission and product placement revenue. The risk here is the delay in operating cash flow, as much of the commission revenue is back end loaded during the engagement lifecycle. However, our digital marketing costs will be dramatically reduced if we move to a free download version.

Risk #2: Our users don't really want one stop shopping or to have some of their wedding decision choices curated for them based on their input. They would rather wander around the internet looking randomly at pictures, products and themes.

The research, however, does not support this. Users of our competitor's apps like

the convenience of a guide and starting point for the hundreds of wedding decisions they need to make.

Risk #3: Our users and their guests do not find the videos entertaining, engaging or inspirational and we spend a bunch of money on shows no one cares about. No viral community is created.

Our projections are that we will have at least 4,000 videos by the end of the 5th year, so we will have some shows that are less popular than others. YouTube views support the popularity of wedding lifestyle themed videos with one "best man speech" achieving 20 million views, and simple wedding cake videos hitting the multi-million viewership mark. We are confident our video production team will create engaging, must-see, videos about wedding dress makers, dress selection, wedding fitness, honeymoon destinations for every budget, best first dances, etc., that couples and their guests will want to watch and recurring series that they look forward to on a weekly basis. Every wedding planning checklist item can be supported by many different videos.

What are some of the video content ideas?

There are unlimited content/entertainment options, but here are a few ideas:

Live Daily WedFun News. Two x two minute daily wedding news updates. Engagements, fashion, trends, gifts, lifestyle, fitness, etc.

Meet the Dressmakers. Top designers discuss style, body shape, color, inspiration.

Planning: Where do I Start. A future-bride/couple visits WedFun studios to meet the experts and talk budget, planning and inspiration.

Cakes: Can You Top This? The top cake makers craft the world's most outlandish and delicious wedding cakes.

Inspiration: What a Great Idea! Unique wedding ideas from hog roasts to candy floss machines to barn weddings.

Guest List: How Do We Invite Them All? Our expert offers tips and advice for maintaining harmony while limiting seating.

Music: They are Playing Our Song: Picking your band and music selections just got easier.

I get the Wedding Planning of the WedFun App but how does the WedFun TV part work?

Unlike Netflix, the WedFun business model does not demand expensive productions like Game of Thrones to retain subscribers. The people behind WedFun launched MTV and the multiple award-winning Wedding TV Network. The programming quality will be outstanding; however, the content can be used repeatedly - with new subscribers joining daily seeking inspiration for their weddings. WedFun only needs subscribers for 12 months, not years. WedFun's production team will create its videos. Including Latest Paris Catwalk Wedding Dresses; Bridal Lingerie; Cakes; Shoes; Gifts; Fitness; Jewelry; Travel; Celebrity and Royal Weddings; and Live Daily "WedFun News" on the latest fad, trend or craze in the glamorous world of weddings. We do NOT film people's weddings.

How long will a subscriber stay with WedFun?

The average time between getting engaged to getting married is 14.5 months; we expect a WedFun subscriber to stay on average for 12 months. With 200,000 couples getting engaged every day globally, WedFun will always be aggressively and creatively adding new subscribers.

Apart from subscribers, what number of users could the WedFun App expect?

WedFun has been created as a community app. Once a couple subscribes to WedFun, their entire guest list receives free access to the WedFun App and all the video productions. Assuming only 100 guests per wedding, we anticipate upwards of 120 million potential app users (1.2M subscribers x 100 wedding guests = 120 million).

How big is the market for the WedFun App?

There are roughly sixty-five million weddings a year globally, almost 200,000 a day. Worldwide weddings are a $300B annual industry and growing. In 2019, the average cost of a wedding (not including honeymoons or registry gifts) in the US was $34,000; UK $37,000; China $14,000.

What about Covid? How will this affect you?

While the number of weddings decreased significantly during 2020 and into 2021, wedding planning still continued and the engagement period increased (which extends the term of our subscribers and therefore, their lifetime value). Even when weddings are delayed, or held via Zoom, planning needs to be done and the WedFun App provides entertainment and planning tools. Given the expected return to a somewhat "normal" social environment and economy, the timing for the WedFun App is perfect; during Covid, many weddings were delayed. The enhanced WedFun App, with WedFun TV is set to launch at the end of the year, primed to take advantage of the post-covid boom in 2022 weddings.

Who is the WedFun App customer?

The WedFun target audience is 25-35 future brides/couples just engaged, 14 months from their wedding day and wondering how to plan the best wedding ever - theirs! WedFun will launch in English, then expand to Mandarin, Hindi, Spanish, etc.

Why invest in the WedFun App?

We believe the opportunity to be an early-stage investor in something with the potential to grow to be a global iconic brand is rare. The WedFun App is a niche product in a massive targeted market sector focusing on two things, planning weddings and planning honeymoons while spreading happiness. We believe our customers need and want the ease, efficiency and aspiration WedFun will offer. Our team has unique experience in global entertainment delivery and technology design. We believe our financial and operating assumptions are conservative. We believe our investors, customers, employees, and co-branding partners will be extremely happy with the results. Say "I Do" to the WedFun App.